Goldman Sachs & Co. LLC

200 West Street, New York, New York 10282

Citigroup Global Markets Inc.

388 Greenwich Street, New York, New York 10013

February 8, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mitchell Austin, Esq.

Re:	Bumble Inc.

Registration Statement on Form S-1 (File No. 333-252124)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Bumble Inc. that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 12:00 p.m., Washington, D.C. time, on February 10, 2021 or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Act:

(i)	Dates of distribution: February 2, 2021 through the date hereof.

(ii)	Number of prospectuses distributed: a total of approximately 11,400 copies of the prospectus were distributed to prospective underwriters, institutional investors, dealers and others.

(iii)	We have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC

CITIGROUP GLOBAL MARKETS INC.

As Representatives of the Underwriters

By:	GOLDMAN SACHS & CO. LLC

By:	/s/ Becky Steinthal
Name: Becky Steinthal Title: Managing Director

By:	CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Sarah B.R. Bayer
Name:Sarah B.R. Bayer Title: Managing Director

[Signature Page to Acceleration Request Letter]